Exhibit 99.1

ARC RESOURCES LTD. CONFIRMS MARCH 15, 2011 DIVIDEND AMOUNT

CALGARY, Feb. 16 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that a dividend of $0.10 per share designated as an eligible dividend will be paid on March 15, 2011 to shareholders of record on February 28, 2011. The ex-dividend date is February 24, 2011.

As at February 16, 2011 the trailing twelve-month payments to investors, including the February 15, 2011 payment, total $1.20 per share.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC expects 2011 oil and gas production to average 84,000 to 87,000 barrels of oil equivalent per day from six core areas in western Canada. ARC's Common Shares trade on the TSX under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document relate to the expected oil and gas production for 2011. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Energy Trust's Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7
CO: ARC Resources Ltd.

CNW 16:58e 16-FEB-11